*AB
3/13

14047337

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 5 2014
DIVISION OF TRADING & MARKETS

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SEC FILE NUMBER
8- 44123

ANNUAL AUDITED REPORT
FORM X-17A-5
~~PART III~~
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Cohen & Steers Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

280 Park Avenue
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew S. Stadler 212-446-9168
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - *if individual, state last, first, middle name*)

30 Rockefeller Plaza (Address) New York (City) NY (State) 10112 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

00 3/18/14

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of
Cohen & Steers Securities, LLC
New York, NY

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Cohen & Steers Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Cohen & Steers Securities, LLC's compliance with the applicable instructions of the Form SIPC-7. Cohen & Steers Securities, LLC's management is responsible for Cohen & Steers Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.
2) Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no differences.
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 28, 2014

COHEN & STEERS SECURITIES, LLC

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of Cohen & Steers Securities, LLC
New York, NY

We have audited the accompanying statement of financial condition of Cohen & Steers Securities, LLC (the "Company") as of December 31, 2013, and the related notes (the "financial statement") that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Cohen & Steers Securities, LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2014

COHEN & STEERS SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS		
Cash and cash equivalents	$	5,145,899
Accounts receivable		137,606
Deferred commissions - net of accumulated amortization of $1,372,297		986,543
Other assets		56,645
Total assets	$	6,326,693
LIABILITIES AND MEMBER'S EQUITY		
Liabilities:		
Distribution and service fees payable	$	848,080
Due to affiliate		1,047,666
Due to parent		61,253
Accrued expenses and other liabilities		32,405
Total liabilities		1,989,404
Member's equity		4,337,289
Total liabilities and member's equity	$	6,326,693

See notes to statement of financial condition.

1. ORGANIZATION AND NATURE OF OPERATIONS

Cohen & Steers Securities, LLC (the "Company") is a Delaware single member limited liability company and is a wholly-owned subsidiary of Cohen & Steers Capital Management, Inc. (the "Parent"), a New York corporation. The Parent is a wholly-owned subsidiary of Cohen & Steers, Inc. ("CNS"), a Delaware corporation. The Company is a registered broker/dealer. The regulation of broker/dealers has been delegated by the federal securities laws to the Financial Industry Regulatory Authority ("FINRA"), which conducts periodic examinations of their operations. The Company is the distributor of certain of the Parent's sponsored registered mutual funds ("Funds").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Estimates—The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statement. Management believes the estimates used in preparing the statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

Cash and Cash Equivalents—Cash equivalents consist of short-term, highly liquid investments, which are readily convertible into cash and have original maturities of three months or less.

Fair Value—The Accounting Standards Codification (the "Codification") Topic 820, *Fair Value Measurement* ("ASC 820"), specifies a hierarchy of valuation classifications based on whether the inputs to the valuation techniques used in each valuation classification are observable or unobservable. These classifications are summarized in the three broad levels listed below:

- Level 1—Unadjusted quoted prices for identical instruments in active markets.
- Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable.
- Level 3—Valuations derived from valuation techniques in which significant inputs or significant value drivers are unobservable.

Inputs used to measure fair value might fall in different levels of the fair value hierarchy, in which case the Company defaults to the lowest level input that is significant to the fair value measurement in its entirety. These levels are not necessarily an indication of the risk or liquidity associated with the investments.

As of December 31, 2013, approximately $3,620,000 of money market funds was recorded within cash and cash equivalents on the Company's statement of financial condition. Money market funds are valued at their closing net asset value and are categorized as Level 1 in the fair value hierarchy.

Deferred Commissions—Deferred commissions consist of commissions paid in advance to broker/dealers in connection with the sale of certain shares of Parent-sponsored open-end load mutual funds and are capitalized and amortized over a period not to exceed six years. Deferred commissions are reviewed for impairment periodically and whenever events or changes in

circumstances indicate the carrying amounts of the assets may be impaired. If the expected future undiscounted cash flows are less than the carrying amount of the asset, an impairment loss would be recognized to the extent the carrying value of such asset exceeded its fair value. The Company periodically removes fully amortized deferred commissions by recording a reduction to deferred commissions and accumulated amortization for the same amount on the statement of financial condition.

Recently Issued Accounting Pronouncements—In December 2013, the Financial Accounting Standards Board ("FASB") issued new guidance to provide a single definition of public business entity for use in future financial accounting and reporting guidance. The guidance specifies that an entity that is required by the Securities and Exchange Commission ("SEC") to file or furnish financial statements with the SEC, or does file or furnish financial statements with the SEC, is considered a public business entity. Additionally, a consolidated subsidiary of a public company is not considered a public business entity for purposes of its standalone financial statements other than those included in an SEC filing by its parent or by other registrants or those that are issuers and are required to file or furnish financial statements with the SEC. This new guidance will be effective for all future accounting updates starting from 2014. The Company will be considered a public business entity as a result of this new guidance. The adoption of this new guidance will not have a material impact on the Company's statement of financial condition.

In October 2012, the FASB issued new guidance to make certain technical corrections to the Codification, which identifies when the use of fair value should be linked to the definition of fair value in Topic 820. The amendments affect various Codification topics and include source literature amendments, guidance clarification and reference corrections and relocated guidance. The amendments that will not have transition guidance were effective upon issuance and the amendments that are subject to the transition guidance were effective for the Company in 2013. The adoption of this new guidance did not have a material impact on the Company's statement of financial condition.

3. CONCENTRATION OF CREDIT RISK

The Company's cash and cash equivalents are principally held at two major financial institutions. The Company is subject to credit risk should these financial institutions be unable to fulfill their obligations.

4. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires that it maintain minimum net capital of the greater of $5,000 or 6-2/3% of aggregate indebtedness as defined by the Rule. As of December 31, 2013, the Company's net capital was approximately $3,084,000, which was approximately $2,977,000 in excess of its minimum requirement. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital of a broker/dealer is less than the amount required under the Rule and requires prior notice to the SEC for certain withdrawals of capital. The Company's aggregate indebtedness to net capital ratio was 0.52 to 1 as of December 31, 2013.

5. RELATED PARTY TRANSACTIONS

The Company is the distributor of certain of the Parent's sponsored registered mutual funds. The Company reimburses certain expenses incurred by the Parent and CNS on its behalf. The Parent and CNS allocated to the Company expenses related to an allocation of compensation and benefits, rent and other expenses. Due to affiliate of approximately $1,048,000 includes approximately $390,000 due to CNS for deferred income tax payable, approximately $647,000 due to CNS for current income tax payable and approximately $11,000 for allocated overhead expenses. Due to parent includes approximately $61,000 due to the Parent for other expenses.

The Company, as a single member limited liability company, is deemed a disregarded entity for income tax purposes. As a disregarded entity, the results of operations of the Company are included in the consolidated federal, state, and local income tax returns filed by CNS. The Company's allocated income tax from CNS was calculated as if the Company filed on a separate return basis, using the Company's estimated combined federal, state and local statutory tax rates. CNS charges or credits the Company for its contribution to the taxable income of the filing entity.

6. SUBSEQUENT EVENTS

The Company has evaluated the impact of subsequent events occurring after the date of the Company's statement of financial condition through February 28, 2014, the issue date of the statement of financial condition. The Company determined that there were no subsequent events that required disclosure and/or adjustment.

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

February 28, 2014

To the Board of Directors Cohen & Steers Securities, LLC:

In planning and performing our audit of the financial statements of Cohen & Steers Securities, LLC (the "Company") as of and for the year ended December 31, 2013 (on which we issued our report dated February 28, 2014 and such report expressed an unmodified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP